UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 333-191426

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: June 30, 2017

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-K
[ ] Transition Report on Form N-SAR

Form the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

 SIGMABROADBAND CO.
Full Name of Registrant

_____________________
Former Name if Applicable

2690 Cobb Parkway, Suite A5-284
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30080
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2016 due to a delay in obtaining and compiling information required to be included in its Form 10-Q, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Jeffery Brown (800) 545-0010

(2)   Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X ] Yes  [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sigmabroadband Co.
(Name of Registrant as Specified in Charter)

Date: August 14, 2017	By:	/s/ Jeffery A. Brown
Jeffery A. Brown
President, Secretary, Principal Executive Officer and Director;

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.